Exhibit 99.4

Directors Share Interests
Royal & Sun Alliance Insurance Group plc

We have today been notified of a further reportable beneficial interest by Mr John Maxwell in 111,998 ordinary shares of 27.5p each in Royal & Sun Alliance Insurance Group plc. This relates to a personal pension fund of which Mr Maxwell is a beneficiary and includes scrip awards on the shares held in that personal pension fund. The total reportable interest of Mr J Maxwell as at today’s date is 252,044.

If there are any queries relating to this matter please contact Mark Chambers, General Counsel & Group Company Secretary on telephone 020 7111 7675.

Dated: 3 March 2006